UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

American Apparel, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

023850100

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 to the Schedule 13D (as defined below))
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.9% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,178,097 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,178,097(See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,097 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.7% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.2% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.9% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on July 7, 2014 and amended on July 11, 2014.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to supplement Items 4 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

On July 16, 2014, Lion/Hollywood L.L.C. assigned its rights and obligations as a lender under the Credit Agreement dated as of May 22, 2013 (as amended by that certain Amendment No. 1 to Credit Agreement, dated as of November 29, 2013, and as further amended, modified, supplemented or restated and in effect from time to time, the “Credit Agreement”) by and among (i) the Company, (ii) the Facility Guarantors party thereto, (iii) Lion/Hollywood L.L.C. as the Initial Lender and (iv) the other Lenders party thereto (the “Credit Agreement”) to the Reporting Persons.  The Reporting Persons purchased the loan in order to resolve any disputes over any alleged events of default under the Credit Agreement and do not believe that there has been an event of default under the Credit Agreement.  The Reporting Persons are working with the Issuer to restructure the loan.  As previously discussed in Amendment No. 1 to the Schedule 13D filed on July 11, 2014, the Reporting Persons are prepared to lend their credibility and capital resources to assist the Issuer in accordance with the Support Agreement described therein.

The material terms of the Credit Agreement are summarized in the Company’s Form 10-Q for the quarter ended March 31, 2014.  Such summary does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, which is incorporated by reference as Exhibit 99.1 to this Amendment and is hereby incorporated into this Item 4 by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Credit Agreement, incorporated herein by reference to Exhibit 10.44 and 10.45 to the Company’s Form 10-K for the fiscal year ended December 31, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 18, 2014

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim